[Letterhead of Sutherland Asbill & Brennan LLP]

January 7, 2011

VIA E-MAIL AND EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Saratoga Investment Corp. (the “Company”) — Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-169135) filed on September 22, 2010 (the “Form N-2”)

Dear Mr. Rupert

We are submitting this letter to respond to the additional comments issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) delivered telephonically on January 3, 2011, regarding the Form N-2. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  References to the Form N-2 contained herein are to Pre-Effective Amendment No. 2 thereto that has been filed with the SEC on the date hereof.

General

1.                                       We note that certain portions of the filing are incomplete.  Please fill in all blanks in your next amendment.  For example, please provide updates with respect to the share price history of the Company’s common stock on page 33 of the Form N-2.

Response:                                         We have revised the disclosure accordingly.

Cover Page

2.                                       Please include a cross-reference on the cover page to the discussion in MD&A of the Company’s “going concern” opinion.

Response:                                         We have revised the disclosure accordingly.  See the cover page of the Form N-2.

3.                                       We re-issue Comment No. 10 from our prior comment letter. Specifically, the fee table presents a gross expense ratio of 8.99%. We note that the Fund’s gross expense ratio for the year ended February 28, 2010 was 16.84%. The Fund’s currently reported gross expense ratios for the quarters ended May 31 and August 31 were 19.99% and 18.72%, respectively. Thus, the Fund expenses have increased since February 28, 2010. Please explain to the staff why 8.99% is the correct expense ratio in light of the Fund’s recent expense ratio history and its audited expense ratio of 16.84%, or revise the disclosure accordingly.

Response:                                        We have revised the disclosure accordingly to show an expected increased expense ratio.  See page 9 of the Form N-2.

4.                                       We re-issue Comment No. 17 from our previous comment letter.  Specifically, disclose to what extent the Fund intends to invest in payment-in-kind or original issue discount instruments.

Response:                                        We have revised the disclosure accordingly.  See page 23 of the Form N-2.

5.                                       We refer to your revised disclosure describing the fair value methodology you employ with respect to your investment in GSCIC CLO.  Please clarify whether the future cash flows relate to GSCIC CLO itself or your investment in GSCIC CLO.

Response:                                        We have revised the disclosure accordingly.  See page 70 of the Form N-2.

6.                                       We note that you conduct a discounted cash flow analysis in connection with the valuation of your investment in GSCIC CLO. We further note that, according to the financial statements of GSCIC CLO included in Note 4 to your financial statements, the net asset value (or assets minus liabilities) of GSCIC CLO is approximately $10 million.  Please tell us how the discounted cash flow analysis that is used as the basis for GSCIC CLO’s valuation correlates to its net asset value as shown in its financial statements.

Response:                                        The fair value of the Company’s subordinated debt investment in GSCIC CLO (which for accounting purposes is deemed to be preference shares) does not necessarily equate to the net asset value of GSCIC CLO.  The net asset value is essentially the current liquidation value of the CLO, while the fair value is the price that an investor would be willing to pay for the expected stream of cash flows to the subordinated notes, which is determined by taking the present value of the expected future cash flows to the subordinated notes over the life of the CLO.  Future cash flows to the subordinated notes are modeled using Intex software and are based on a set of assumptions regarding future default rates, prepayment rates, re-investment and loss assumptions and other characteristics of the underlying investments in the CLO as well as assumptions regarding future interest expense and other expenses of the CLO.  In the case of

GSCIC CLO, the present value of the expected future cash flows is significantly greater than the net asset value.

Financial Statements

7.                                       It is our view that incentive fees should be accrued on unrealized gains if net unrealized + net realized P/L is positive because if the BDC were to liquidate on the financial reporting date, an incentive fee would be payable to the investment adviser.  Please state the Registrant’s position regarding accrual of incentive fees.

Response:                                        The Company agrees with the Staff’s position and will reflect this position in its financial statements on a going forward basis.

8.                                       We refer to footnote (5) to the Financial Highlights table.  Please quantify the impact of the waiver of deferred incentive fees on the total return based on net asset value.

Response:                                        We have revised the disclosure accordingly.  See page F-38 of the Form N-2.

9.                                       We refer to Note 14 to the Company’s financial statements that describes a subsequent event relating to your investment in Terphane Holding Corporation.  Please disclose in the Schedule of Investments that the investment in Terphane is non-income producing.  In addition, we note that the subsequent event footnote states that the Senior Secured Notes mature in 2009, while the Portfolio Companies Table and the Schedule of Investments state that the Senior Secured Notes mature in 2010. Please revise for consistency. Finally, from an examination of the Schedule of Investments in prior periodic reports, we note that the cost basis in the Terphane investment has changed over time, while the principal amount of the investment has not changed.  Please tell us the reason why the cost basis has changed.

Response:                                        We respectfully note that the investment in Senior Secured Notes of Terphane Holding Corporation listed in the Company’s Schedule of Investments as of August 31, 2010 on pages F-4 — F-6 of the Form N-2 includes a footnote indicating that the investment was non-income producing as of August 31, 2010.  With respect to the second part of your comment, the Senior Secured Notes of Terphane were originally due in June 2009.  The Company and other noteholders entered into a forbearance of the notes for 1 year, which explains why the Senior Secured Notes are referenced as maturing in June 2010 in the Portfolio Companies Table and the Schedule of Investments.  As part of the restructuring, the Senior Secured Notes were redeemed and new notes were issued, which mature in 2015.  Finally, in response to your comment about the cost basis of this investment, the Company purchased the Senior Secured Notes at a discount.  Therefore, it has amortized the accretion of the discount over time, which has impacted the cost basis of such investments.

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In the event that the Company requests acceleration of the effective date of the Form N-2, the Company will furnish a letter, at the time of such request, acknowledging that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing relating to it;

•                                          should the SEC or the Staff declare the filing effective or clear the filing for mailing to stockholders, it does not foreclose the SEC from taking any action with respect to the filing;

•                                          the action of the SEC or the Staff in declaring the filing effective or clearing the filing for mailing to stockholders, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing relating to it; and

•                                          it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm
cc:	Richard A. Petrocelli
Harry S. Pangas, Esq.